www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2025/08/13: Represent subsidiary Tera Energy Development Co., Ltd. to announce merger of PURIUMFIL Inc.

99.2 Announcement on 2025/08/13: Supplement to the unsecured straight corporate bond issuance authorized by the Board of Director resolution passed on April 23rd, 2025

Exhibit 99.1

Represent subsidiary Tera Energy Development Co., Ltd. to announce merger of PURIUMFIL Inc.

1. Type of merger and acquisition (e.g., merger, spin-off, acquisition, or share transfer): Merger

2. Date of occurrence of the event: 2025/08/13

3. Names of companies participating in the merger and acquisition (e.g., name of the other company participating in the merger or consolidation, newly established company in a spin-off, acquired company, or company whose shares are taken assignment of):

Tera Energy Development Co., Ltd. (hereinafter called “Tera”)

PURIUMFIL Inc. (hereinafter called “PURIUMFIL”)

4. Counterparty (e.g., name of the other company participating in the merger or consolidation, company taking assignment of the spin-off, or counterparty to the acquisition or assignment of shares):

Surviving company: Tera

Dissolved company: PURIUMFIL

5. Whether the counterparty of the current transaction is a related party: Yes

6. Relationship between the counterparty and the Company (investee company in which the Company has re-invested and has shareholding of XX%), and explanation of the reasons for the decision to acquire, or take assignment of the shares of, an affiliated enterprise or related person, and whether it will affect shareholders’ equity:

Tera is an investee company in which our company indirectly holds a 92.64% stake.

PURIUMFIL is an investee company in which our company indirectly holds a 40% stake.

Based on considerations of group resource integration and economies of scale, the merger will not have significant impact on shareholders’ interests.

7. Purpose and conditions of the merger and acquisition, including the reason, consideration conditions and payment schedule of the merger and acquisition:

(1) Reason: To integrate resources, improve operating performance and strengthen the surviving company’s overall competitiveness.

(2) Consideration conditions: The merger will be conducted by cash. Tera will acquire each common share of PURIUMFIL for NT$17 in cash.

(3) Payment schedule and other information: The consideration for the merger will be paid in full in cash by Tera within 10 business days after the effective date of merger.

The tentative effective date of merger will be 2025/10/03, and Shareholders’ Meeting will authorize the chairman or the person authorized by the chairman to adjust according to the actual situation.

8. Anticipated benefits of the merger and acquisition:

The merger will expand business areas, reduce operating cost of the surviving company, and improve operating efficiency.

9. Effect of the merger and acquisition on net worth per share and earnings per share:

There is no significant impact on the net value per share or the earnings per share.

10. Type of merger consideration and source of funds:

(1) Types of merger consideration: Cash.

(2) Sources of funds: Own funds.

11. Share exchange ratio and basis of its calculation: NA

12. Whether the CPA, lawyer or securities underwriter issued an unreasonable opinion regarding the transaction: No

13. Name of the CPA, law or securities firm: We Trust CPAs Firm

14. Name of the CPA or lawyer: TingWei Lee

15. Practice certificate number of the CPA: Taiwan Provincial CPA No.4629

16. Independent expert's report on the reasonableness of the share exchange ratio and the cash or other assets paid to the shareholders (1. The method, principles, or calculations adopted for determination of the public tender offer price, and comparison with the market-value method, cost method, and discounted cash flow method commonly used internationally; 2. comparison of the financial condition, profit status, and price-to-earnings ratio of the subject company with those of TWSE or GTSM listed companies in the same industry; 3. if a price appraisal report of an appraisal organization is taken into account in the public tender offer price, the opinion shall specify the content and conclusion of the appraisal report; and 4.if assets or shares of the subject company, or of the surviving company in the case of a merger, are listed as collateral in the tender offeror’s financing repayment plan, the opinion shall disclose the collateralization terms, and assessment of the impact on the financial and operational soundness, of the subject company or of the surviving company of the merger.):

The opinion on the reasonableness of the equity transaction price by the independent expert, based on the market approach as the evaluation method and considering the “liquidity discount adjustment,” determines the market value to be NT$41,551,035 or NT$16.62 per share. By applying a 10% adjustment to the hypothetical per-share value, the reasonable price range per share is estimated to be between NT$14.96 and NT$18.28. PURIUMFIL Inc. intends to set the transaction amount at NT$17 per share, which falls within the reasonable price range calculated by the independent expert, and is therefore considered reasonable.

17. Scheduled timetable for consummation:

The tentative effective date of merger will be 2025/10/03.

Shareholders’ Meeting will authorize the chairman or the person authorized by the chairman to adjust according to the actual situation.

18. Matters related to assumption by the existing company or new company of rights and obligations of the extinguished (or spun-off) company:

The surviving company takes all the rights and obligations of the dissolved company upon merger.

19. Basic information of companies participating in the merger:

(1) Main business of Tera: Energy Technical Services

(2) Main business of PURIUMFIL: Chemicals and filtration products & Microcontamination control service

20. Matters related to the spin-off (including estimated value of the business and assets planned to be assigned to the existing company or new company; the total number and the types and volumes of the shares to be acquired by the split company or its shareholders; matters related to the reduction, if any, in capital of the split company) (note: not applicable other than where there is announcement of a spin-off): NA

21. Conditions and restrictions on future transfers of shares resulting from the merger and acquisition: No

22. Post-merger and acquisition plan:

(1) Willingness to continue operating the business of the company, and the contents of plans to that effect

(2) Dissolution; delisting from an exchange (or OTC market); material changes in organization, capital, business plan, financial operations and production; accommodation or utilization of staff and assets critical to the Company; or any other matter of material significance that would affect the company’s shareholder equity:

This merger is intended for the integration of group resources to enhance the company’s competitiveness.

Tera will be the surviving company and PURIUMFIL will be the dissolved company. After this merger, the combined entity will be named “Tera Energy Development Co.”.

Both companies plan to resolve this merger proposal at the first extraordinary shareholders’ meeting of 2025 on 2025/08/28.

23. Other important stipulations: No

24. Other important matters concerning the merger and acquisition:

PURIUMFIL will be dissolved as a result of this merger

25. Whether the directors have any objection to the present transaction: No

26. Information regarding directors with personal interest (name of natural person director or name of legal person director and its representative, material interest of the director or the legal person represented by the director (including but not limited to form of actual or expected investment in another company in the merger, shareholding, transaction price, participation in the subject company's business or otherwise, and other terms of investment), reason for recusal or otherwise, details of recusal, and reason for a resolution for or against the merger proposal):

(1) Director with personal interest: Chih Chiang Peng

Material interest of the director: The Company’s Director, Chih Chiang Peng, is acting as the Company’s director on behalf of Fortune Venture Capital Corp.

Reason for recusal for or against the merger proposal: In accordance with Article 18, Item 6, of the Business Mergers and Acquisitions Act, the right to vote may be exercised, so participates in discussions and voting.

Reason for a resolution: I approve this merger considering that the completion of this merger will effectively integrate the company’s resources, reduce operating costs and improve operating efficiency.

(2) Director with personal interest: Jin Hong Lin

Material interest of the director: The Company’s Director, Jin Hong Lin, is acting as the Company’s director on behalf of Fortune Venture Capital Corp.

Reason for recusal for or against the merger proposal: In accordance with Article 18, Item 6, of the Business Mergers and Acquisitions Act, the right to vote may be exercised, so participates in discussions and voting.

Reason for a resolution: I approve this merger considering that the completion of this merger will effectively integrate the company’s resources, reduce operating costs and improve operating efficiency.

(3) Director with personal interest: Pei Ying Wu

Material interest of the director: The Company’s Director, Pei Ying Wu, is acting as the Company’s director on behalf of Fortune Venture Capital Corp.

Reason for recusal for or against the merger proposal: In accordance with Article 18, Item 6, of the Business Mergers and Acquisitions Act, the right to vote may be exercised, so participates in discussions and voting.

Reason for a resolution: I approve this merger considering that the completion of this merger will effectively integrate the company’s resources, reduce operating costs and improve operating efficiency.

27. Whether the transaction involved in change of business model: No

28. Details on change of business model: NA

29. Details on transactions with the counterparty for the past year and the expected coming year: NA

30. Source of funds: NA

31. Any other matters that need to be specified: No

Exhibit 99.2

Supplement to the unsecured straight corporate bond issuance authorized by the Board of Director resolution passed on April 23rd, 2025

1. Date of the board of directors’ resolution: N/A

2. Name [issue no.__ of (secured, unsecured) corporate bonds of ___________ (company)]:

United Microelectronics Corporation 2nd unsecured straight corporate bond issuance in 2025

3. Whether to adopt shelf registration (Yes/No): No

4. Total amount issued: NT$5,000 million

5. Face value per bond: NT$1 million

6. Issue price: At par

7. Issuance period: 3 years

8. Coupon rate: Fixed rate, 1.80% p.a.

9. Types, names, monetary values and stipulations of collaterals: N/A

10. Use of the funds raised by the offering and utilization plan: Debt Repayment

11. Underwriting method: Public offering through underwriters

12. Trustees of the corporate bonds: CTBC Bank Co., Ltd

13. Underwriter or agent: Yuanta Securities Co., Ltd as the lead underwriter

14. Guarantor(s) for the issuance: None

15. Agent for payment of the principal and interest: CTBC Bank Co., Ltd

16. Certifying institution: None

17. Where convertible into shares, the rules for conversion: N/A

18. Sell-back conditions: None

19. Buyback conditions: None

20. Reference date for any additional share exchange, stock swap, or subscription: N/A

21. Possible dilution of equity in case of any additional share exchange, stock swap, or subscription: N/A

22. Any other matters that need to be specified: None